SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

FINANCIAL

STATEMENTS

Quarterly Information

At September 30, 2016 and report on

review of Quarterly Information

Petróleo Brasileiro S.A. – Petrobras Index

Petróleo Brasileiro S.A. – Petrobras Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A.—Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A.—Petrobras and its subsidiaries as of September 30, 2016, and the related condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2016 and September 30, 2015 and the condensed consolidated statements of cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2016 and September 30, 2015. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated interim financial information, during the third quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and in our report dated March 21, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

November 10, 2016

Petróleo Brasileiro S.A. – Petrobras Consolidated Statement of Financial Position September 30, 2016 and December 31, 2015 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2016	12.31.2015	Liabilities	Note	09.30.2016	12.31.2015
Current assets				Current liabilities
Cash and cash equivalents	6	21,582	25,058	Trade payables	15	5,339	6,373
Marketable securities	6	783	780	Finance debt	16	11,412	14,683
Trade and other receivables, net	7	5,222	5,803	Finance lease obligations	17.1	17	19
Inventories	8	8,511	7,441	Income taxes payable	20.1	200	105
Recoverable income taxes	20.1	628	983	Other taxes payable	20.1	2,965	3,365
Other recoverable taxes	20.1	2,055	1,765	Payroll and related charges		2,545	1,302
Advances to suppliers		188	108	Pension and medical benefits	21	848	655
Other current assets		1,734	1,338	Others		2,043	1,946

		40,703	43,276			25,369	28,448
Assets classified as held for sale	9.6	3,888	152	Liabilities on assets classified as held for sale	9.6	145	125

		44,591	43,428			25,514	28,573

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	111,130	111,482
Trade and other receivables, net	7	3,684	3,669	Finance lease obligations	17.1	97	78
Marketable securities	6	91	88	Deferred income taxes	20.3	274	232
Judicial deposits	29.2	3,534	2,499	Pension and medical benefits	21	15,873	12,195
Deferred income taxes	20.3	3,556	6,016	Provisions for legal proceedings	29.1	3,939	2,247
Other tax assets	20.1	3,340	2,821	Provision for decommissioning costs	19	9,406	9,150
Advances to suppliers		1,434	1,638	Others		481	509

Others		3,221	2,446			141,200	135,893

		18,860	19,177
				Total liabilities		166,714	164,466

				Shareholders’ equity
Investments	10	3,991	3,527	Share capital (net of share issuance costs)	22.1	107,101	107,101
Property, plant and equipment	11	176,633	161,297	Change in interest in subsidiaries		327	321
Intangible assets	12	3,354	3,092	Profit reserves		52,388	57,977

		202,838	187,093	Accumulated other comprehensive (deficit)	22.2	(79,865)	(100,163)

				Attributable to the shareholders of Petrobras		79,951	65,236
				Non-controlling interests		764	819

				Total equity		80,715	66,055

Total assets		247,429	230,521	Total liabilities and shareholder’s equity		247,429	230,521

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Consolidated Statement of Income September 30, 2016 and 2015 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2016	Jan-Sep/2015	3Q-2016	3Q-2015
Sales revenues	23	60,002	75,167	21,693	23,179
Cost of sales		(40,940)	(52,325)	(14,506)	(16,484)

Gross profit		19,062	22,842	7,187	6,695

Income (expenses)
Selling expenses		(3,037)	(2,954)	(1,027)	(1,087)
General and administrative expenses		(2,425)	(2,622)	(937)	(776)
Exploration costs	14	(1,333)	(1,435)	(572)	(630)
Research and development expenses		(424)	(553)	(151)	(157)
Other taxes		(454)	(2,413)	(188)	(861)
Impairment of assets	13	(5,122)	(419)	(4,710)	(419)
Other expenses, net	24	(5,536)	(3,125)	(3,003)	(1,063)

		(18,331)	(13,521)	(10,588)	(4,993)

Income before finance income (expense), share of earnings in equity-accounted investments and income taxes		731	9,321	(3,401)	1,702

Finance income		811	982	366	526
Finance expenses		(5,221)	(4,904)	(1,900)	(1,805)
Foreign exchange gains (losses) and inflation indexation charges		(1,733)	(3,236)	(659)	(1,947)

Net finance income (expense)	26	(6,143)	(7,158)	(2,193)	(3,226)
Share of results in equity-accounted investments	10.1	169	171	(43)	56

Income before income taxes		(5,243)	2,334	(5,637)	(1,468)

Income taxes	20.4	64	(1,877)	298	49

Net income (loss)		(5,179)	457	(5,339)	(1,419)

Net income (loss) attributable to:
Shareholders of Petrobras		(5,592)	971	(5,380)	(1,062)
Non-controlling interests		413	(514)	41	(357)

Net income (loss)		(5,179)	457	(5,339)	(1,419)

Basic and diluted earnings (loss) per weighted-average of common and preferred share—in U.S. dollars	22.3	(0.43)	0.07	(0.41)	(0.09)

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Consolidated Statement of Comprehensive Income September 30, 2016 and 2015 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2016	Jan-Sep/2015	3Q-2016	3Q-2015
Net income (loss)	(5,179)	457	(5,339)	(1,419)
Unrealized gains / (losses) on cash flow hedge—highly probable future exports
Recognized in shareholders’ equity	11,072	(22,131)	(674)	(13,988)
Reclassified to the statement of income	2,111	1,304	658	525
Deferred income tax	(4,483)	7,083	4	4,578

	8,700	(13,744)	(12)	(8,885)
Unrealized gains / (losses) on cash flow hedge—others
Recognized in shareholders’ equity	5	1	3	—

	5	1	3	—
Cumulative translation adjustments (*)
Recognized in shareholders’ equity	9,834	(29,739)	(628)	(15,644)
Reclassified to the statement of income	1,428	—	1,428	—

	11,262	(29,739)	800	(15,644)
Share of other comprehensive income (losses) in equity-accounted investments	347	(781)	(8)	(481)

Total other comprehensive income (loss):	20,314	(44,263)	783	(25,010)

Total comprehensive income (loss)	15,135	(43,806)	(4,556)	(26,429)

Comprehensive income (loss) attributable to:
Shareholders of Petrobras	14,709	(43,418)	(4,604)	(26,167)
Non-controlling interests	426	(388)	48	(262)

Total comprehensive income (loss)	15,135	(43,806)	(4,556)	(26,429)

(*)	Includes US$ 365(US$ 915 as of September 30, 2015) of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Consolidated Statement of Cash Flows September 30, 2016 and 2015 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2016	Jan-Sep/2015
Cash flows from Operating activities
Net income (loss)	(5,179)	457
Adjustments for:
Pension and medical benefits (actuarial expense)	1,700	1,613
Share of results in equity-accounted investments	(169)	(171)
Depreciation, depletion and amortization	10,555	8,580
Impairment of property, plant and equipment, intangible and other assets	5,122	420
Exploration expenditures written off	966	1,050
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	267	274
Foreign exchange, indexation and finance charges	6,247	7,100
Deferred income taxes, net	(1,338)	1,011
Allowance (reversals) for impairment of trade receivables	479	141
Inventory write-down to net realizable value	305	258
Reclassification of cumulative translation adjustment—CTA	1,428	—
Decrease (Increase) in assets
Trade and other receivables, net	801	64
Inventories	(300)	(379)
Judicial deposits	(493)	(568)
Other assets	(553)	(721)
Increase (Decrease) in liabilities
Trade payables	(1,411)	(839)
Other taxes payable	164	1,890
Pension and medical benefits	(491)	(510)
Income taxes paid	(254)	(512)
Other liabilities	1,059	178

Net cash provided by operating activities	18,905	19,336

Cash flows from Investing activities
Capital expenditures	(10,267)	(16,915)
Investment in investees	(120)	(81)
Proceeds from disposal of assets	739	215
Divestment in marketable securities	209	7,610
Dividends received	230	171

Net cash used in investing activities	(9,209)	(9,000)

Cash flows from Financing activities
Investments by non-controlling interest	2	119
Financing and loans, net:
Proceeds from financing	12,496	15,830
Repayment of principal	(20,925)	(11,682)
Repayment of interest	(5,308)	(4,889)

Net cash used in financing activities	(13,735)	(622)

Effect of exchange rate changes on cash and cash equivalents	563	(1,231)

Net decrease in cash and cash equivalents	(3,476)	8,483

Cash and cash equivalents at the beginning of the year	25,058	16,655

Cash and cash equivalents at the end of the period	21,582	25,138

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Consolidated Statement of Changes in Shareholders’ Equity September 30, 2016 and 2015 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders’ equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders’ equity
	107,380	(279)	148	(41,968)	(7,295)	(7,699)	(438)	7,919	2,182	720	55,602	—	116,272	706	116,978

Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978

Realization of deemed cost	—	—	—	—	—	—	(3)	—	—	—	—	3	—	—	—
Change in interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	119	119
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	971	971	(514)	457
Other comprehensive income (loss)	—	—	—	(29,865)	—	(13,744)	(780)	—	—	—	—	—	(44,389)	126	(44,263)
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	(49)	(49)

	107,380	(279)	148	(71,833)	(7,295)	(21,443)	(1,221)	7,919	2,182	720	55,602	974	72,854	388	73,242

Balance at September 30, 2015		107,101	148				(101,792)					67,397	72,854	388	73,242

	107,380	(279)	321	(71,220)	(7,362)	(20,288)	(1,293)	7,919	2,182	720	47,156	—	65,236	819	66,055

Balance at January 1, 2016		107,101	321				(100,163)					57,977	65,236	819	66,055

Realization of deemed cost	—	—	—	—	—	—	(3)	—	—	—	—	3	—	—	—
Change in interest in subsidiaries	—	—	6	—	—	—	—	—	—	—	—	—	6	(453)	(447)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	(5,592)	(5,592)	413	(5,179)
Other comprehensive income (loss)	—	—	—	11,249	—	8,700	352	—	—	—	—	—	20,301	13	20,314
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	(28)	(28)

	107,380	(279)	327	(59,971)	(7,362)	(11,588)	(944)	7,919	2,182	720	47,156	(5,589)	79,951	764	80,715

Balance at September 30, 2016		107,101	327				(79,865)					52,388	79,951	764	80,715

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A.—Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of preparation of unaudited interim financial information

The unaudited consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This unaudited interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2016	Jun 2016	Sep 2016	Mar 2015	Jun 2015	Sep 2015	Dec 2015
Quarterly average exchange rate	3.91	3.51	3.25	2.86	3.07	3.55	3.84
Period-end exchange rate	3.56	3.21	3.25	3.21	3.10	3.97	3.90

The Company’s Board of Directors in a meeting held on November 10, 2016 authorized the issuance of these consolidated interim financial information.

2.1.	Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended September 30, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company will continuously monitor the investigations for additional information and will review its potential impacts on the adjustment made.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On July 15, 2016, the Ministry of Transparency, Oversight and Control (Ministério da Transparência, Fiscalização e Controle – MTFC), the Public Prosecutor’s Office (Ministério Público Federal – MPF), the General Counsel for the Republic (Advocacia Geral da União – AGU) and SBM Offshore, signed a leniency agreement through which SBM Offshore would pay compensation of US$ 342, of which US$ 328 will be reimbursed to Petrobras. Pursuant to the terms of this agreement, the Public Prosecutor’s Office submitted the latter to the Fifth Chamber for Coordination and Review and Anti-Corruption of the Public Prosecutor’s Office, which in turn decided on September 1, 2016 to request adjustments in certain clauses of this leniency agreement. The General Counsel for the Republic and the Public Prosecutor’s Office has filed complaints challenging this decision, which are still under assessment.

Pursuant to a new leniency agreement, the Company recognized the amount of US$ 69 as compensation for damages relating to “Lava Jato” Operation (US$ 72 in 2015), of which US$ 24 has been transferred to the Company and US$ 45 were accounted for as receivable as of September 30, 2016 (received on November 07, 2016). These amounts were accounted for as other expenses, net.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received.

4.	Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the nine-month period ended September 30, 2016, except for the disposal of the subsidiary Petrobras Argentina S.A. – PESA, on July 27, 2016 as set out in note 9.2.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	09.30.2016	12.31.2015
Cash at bank and in hand	407	808
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	2,564	922
Other investment funds	18	11

	2,582	933
- Abroad
Time deposits	4,236	13,276
Automatic investing accounts and interest checking accounts	9,922	8,828
Treasury bonds	3,099	—
Other financial investments	1,336	1,213

	18,593	23,317
Total short-term financial investments	21,175	24,250

Total cash and cash equivalents	21,582	25,058

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Short-term financial investments in Brazil comprise investment in funds, with maturities of three months or less, holding Brazilian Federal Government Bonds. Short-term financial investments abroad comprise time deposits with maturities of three months or less, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bonds.

Marketable securities

			09.30.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	783	—	783	779	—	779
Available-for-sale securities	2	—	2	5	1	6
Held-to-maturity securities	89	—	89	69	14	83

Total	874	—	874	853	15	868

Current	783	—	783	779	1	780
Non-current	91	—	91	74	14	88

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

7.	Trade and other receivables

7.1.	Trade and other receivables, net

	09.30.2016	12.31.2015
Trade receivables
Third parties	6,379	7,262
Related parties
Investees (note 18.1)	535	533
Receivables from the electricity sector (note 7.4)	4,878	3,415
Petroleum and alcohol accounts -receivables from Brazilian Government	268	219
Other receivables	1,652	1,699

	13,712	13,128
Allowance for impairment of trade receivables	(4,806)	(3,656)

Total	8,906	9,472

Current	5,222	5,803
Non-current	3,684	3,669

7.2.	Trade receivables overdue—Third parties

	09.30.2016	12.31.2015
Up to 3 months	171	315
From 3 to 6 months	92	180
From 6 to 12 months	433	803
More than 12 months	2,598	1,735

Total	3,294	3,033

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

7.3.	Changes in the allowance for impairment of trade receivables

	09.30.2016	12.31.2015
Opening balance	3,656	3,372
Additions	619	2,060
Write-offs	(3)	(17)
Reversals	(116)	(788)
Cumulative translation adjustment	650	(971)

Closing balance	4,806	3,656

Current	1,983	1,690
Non-current	2,823	1,966

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

					Allowance for impairment of trade receivables
	As of 12.31.2015	Sales	Amounts received	Transfers (*)	Recognition	Reversals	Transfers (*)	Inflation indexation	CTA	As of 09.30.2016
Related parties (Eletrobras Group)
AME (**)	1,996	365	(552)	669	(307)	22	(358)	201	411	2,447
Ceron(***)	285	47	(59)	—	—	—	—	32	58	363
Others	76	71	(76)	—	(17)	11	—	9	20	94

Subtotal	2,357	483	(687)	669	(324)	33	(358)	242	489	2,904

Third parties
Cigás	143	497	(172)	(669)	(39)	—	358	—	28	146
Others	43	237	(268)	—	(53)	45	—	—	1	5

Subtotal	186	734	(440)	(669)	(92)	45	358	—	29	151

Trade receivables, net	2,543	1,217	(1,127)	—	(416)	78	—	242	518	3,055

Trade receivables—Eletrobras Group	3,415	483	(687)	669	—	—	—	242	756	4,878
(-) Allowance for impairment of trade receivables	(1,058)	—	—	—	(324)	33	(358)	—	(267)	(1,974)

Subtotal	2,357	483	(687)	669	(324)	33	(358)	242	489	2,904

Trade receivables—Third parties	773	734	(440)	(669)	—	—	—	—	131	529
(-) Allowance for impairment of trade receivables	(587)	—	—	—	(92)	45	358	—	(102)	(378)

Subtotal	186	734	(440)	(669)	(92)	45	358	—	29	151

Trade receivables— Total	4,188	1,217	(1,127)	—	—	—	—	242	887	5,407
(-) Allowance for impairment of trade receivables	(1,645)	—	—	—	(416)	78	—	—	(369)	(2,352)

Trade receivables, net	2,543	1,217	(1,127)	—	(416)	78	—	242	518	3,055

(*)	Cigás assigned receivables overdue from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.
(**)	Amazonas Distribuidora de Energia.
(***)	Centrais Elétricas do Norte.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system in the northern region of Brazil provides electricity distribution in areas not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to the Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company, of which US$ 1,889 were collateralized. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis. Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued.

In order to reduce the level of the defaults, which were deteriorating, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica—ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this has not occurred and the level of these defaults increased. Accordingly, in 2015 the Company recognized US$ 564 as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized receivables outstanding as of December 31, 2015.

In the nine-month period ended September 30, 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of US$ 338 mainly related to new supplies of: (i) fuel oil by legal enforcement (injunction) in the first quarter of 2016; and (ii) natural gas, mainly in the second and third quarter of 2016. Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;

•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•	partial suspension of gas supply;

•	suspension of fuel oil supply in installments, except when legally enforced; and

•	registration of entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank files and registration of AME as a delinquent company in ANEEL files.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Inventories

	09.30.2016	12.31.2015
Crude oil	3,381	2,895
Oil products	2,698	2,206
Intermediate products	725	612
Natural gas and LNG (*)	97	253
Biofuels	188	158
Fertilizers	26	61

Total products	7,115	6,185
Materials, supplies and others	1,410	1,272

Total	8,525	7,457

Current	8,511	7,441
Non-current	14	16

(*)	Liquid Natural Gas.

Inventories are presented net of a US$ 19 allowance reducing inventories to net realizable value (US$ 155 as of December 31, 2015), mainly due to changes in international prices of crude oil and oil products. In the nine-month period ended September 30, 2016, the Company recognized as cost of sales a US$ 305 allowance charge (net of reversals) reducing inventories to net realizable value (US$ 257 in the same period of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,977 (US$ 1,719 as of December 31, 2015), as set out in note 21.1.

9.	Disposal of Assets

The Company’s Business and Management Plan forecasts a dynamic portfolio of partnerships and divestments subject to market and business conditions during the negotiations, which can change in accordance with the ongoing Company’s business analysis and also due to the external environment. Accordingly, the conditions to recognize assets and liabilities as held for sale are achieved only when the Board of Directors approves the disposal.

9.1.	Termination of the contract for the sale of Bijupirá and Salema fields (BJS)

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (US$ 148) and to provision for decommissioning costs (US$ 126), respectively, plus interest.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized, in the first quarter of 2016, an impairment loss as set out in note 13.

9.2.	Sale of Petrobras Argentina

On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina—PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía.

On July 27, 2016, pursuant to the disbursement of US$ 897 (still subject to price adjustments), the Company recognized a gain of US$ 207 on this sale, as other expenses, net. In addition, the amount of US$ 1,428 was reclassified from shareholders equity to the other expenses within income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Argentinian Peso against the U.S Dollar from the acquisition of this investment to its disposal (see note 22.2).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On October 28, 2016, as expected, the Company concluded this transaction with the acquisition of 33.6% of the concession of Rio Neuquén in Argentina and 100% of Colpa Caranda asset in Bolivia for the amount of US$ 56, after adjustments relating to Colpa Caranda asset.

9.3.	Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), held through Petrobras Caribe Ltda.

The estimated proceed from this deal is US$ 464, considering funds from distribution of cash surplus before the transaction closing, payments to be made by Southern Cross on the closing day and estimated price adjustments within 65 working days after closing.

Pursuant to this disposal approval by the Board of Directors, the respective assets were reclassified as held for sale and measured at their estimated exit price and, as a result, the Company recognized impairment charges as set out in note 13.1.1 (j).

The deal’s completion is subject to certain customary conditions precedent established in the agreement and expected to occur in three or four months.

9.4.	Disposal of interest in exploratory block BM-S-8

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion. The amount of US$ 1.25 billion (50%) will be received at the closing of this transaction and the remaining amount through contingent payments related to future events, such as the unitization agreement signing. The Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) – ANP approved this transaction on September 8, 2016 and November 10, 2016, respectively.

9.5.	Disposal of interest in Nova Transportadora do Sudeste (NTS)

On September 22, 2016, the Company’s Board of Directors approved the sale of 90% interest in Nova Transportadora do Sudeste (NTS), after a corporate restructuring intended to concentrate the transportation assets of the southeastern region in NTS (Rio de Janeiro, Minas Gerais and São Paulo), to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation—CIC) and GIC Private Limited (GIC).

This deal amounted to US$ 5.19 billion, of which US$ 3.55 billion correspond to a 90% interest in NTS and US$ 1.64 billion correspond to the NTS debt settlement with the Company’s wholly-owned subsidiary PGT. FIP will subscribe convertible debentures issued by NTS to the replacement of this debt. The first installment, in the amount of US$ 4.34 billion (84% of the total amount), will be paid at the closing of the transaction, and the remaining amount (US$ 850) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

The completion of the transaction is subject to Shareholder´s General Meeting approval and to certain usual conditions precedent, including approval by relevant regulators.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

9.6.	Assets classified as held for sale

				09.30.2016	12.31.2015
	E&P	Distribution	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	—	197	—	197	3
Trade receivables	—	68	—	68	11
Inventories	—	63	—	63	—
Investments	—	27	—	27	—
Property, plant and equipment	416	186	2,870	3,472	138
Others	—	25	36	61	—

Total	416	566	2,906	3,888	152

Liabilities on assets classified as held for sale (*)
Trade Payables	—	69	—	69	—
Finance debt	—	—	—	—	125
Provision for decommissioning costs	—	9	—	9	—
Others	—	23	44	67	—

Total	—	101	44	145	125

(*)	As of September 30, 2016, the amounts mainly refer to assets and liabilities transferred by the disposal of Petrobras Chile Distribución LTDA (PCD), Nova Transportadora do Sudeste and Block BM-S-8.

10.	Investments

10.1.	Investments in associates and joint ventures

	Balance at 12.31.2015	Investments	Share of results in investments (*)	CTA	OCI	Dividends	Restructu ring, capital decrease and others	Balance at 09.30.2016
Petrobras Oil & Gas B.V.—PO&G	1,545	—	44	(1)	—	(50)	—	1,538
Braskem S.A.	805	—	96	214	276	(26)	—	1,365
State-controlled natural gas distributors	251	—	52	52	—	(22)	—	333
Investees in Venezuela	218	—	(2)	2	—	—	(218)	—
Guarani S.A.	194	70	(101)	49	72	—	(25)	259
Nova Fronteira Bionergia	119	—	22	27	—	—	—	168
Other petrochemical investees	45	—	12	10	—	(6)	—	61
Compañia Mega S.A.—MEGA	45	—	16	(2)	—	(31)	—	28
Compañia de Inversiones de Energia S.A.—CIESA	44	—	3	(4)	—	(1)	(42)	—
UEG Araucária	43	—	4	9	—	(7)	—	49
Other associates	206	21	14	7	(1)	(21)	(52)	174
Other investees	12	—	—	2	—	—	2	16

Total	3,527	91	160	365	347	(164)	(335)	3,991

(*)	Does not include US$ 9 related to PESA investees disposed of as set out in note 9.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

10.2.	Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	09.30.2016	12.31.2015	Type	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Company
Indirect subsidiary
Petrobras Argentina S.A. (*)	—	1,356,792	Common	—	0.61	—	827

							827

Associate
Braskem S.A.	212,427	212,427	Common	7.08	4.07	1,505	866
Braskem S.A.	75,762	75,762	Preferred A	7.74	7.07	586	536

						2,091	1,402

(*)	Investment disposed of as set out in note 9.2.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A.—Investment in publicly traded associate

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2016 the quoted market value of the Company’s investment in Braskem was US$ 2,091 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2015, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Property, plant and equipment

11.1.	By class of assets

	Land, buildings and improvement		Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2015	8,035		97,996	52,943	59,756	218,730

Additions	210		1,296	18,349	512	20,367
Additions to / review of estimates of decommissioning costs	—		—	—	4,147	4,147
Capitalized borrowing costs	—		—	1,768	—	1,768
Write-offs	(8)		(56)	(1,797)	(407)	(2,268)
Transfers	1,153		8,726	(16,477)	8,468	1,870
Depreciation, amortization and depletion	(468)		(6,374)	—	(4,596)	(11,438)
Impairment recognition	(238)		(3,837)	(3,008)	(5,220)	(12,303)
Impairment reversal	—		11	5	23	39
Cumulative translation adjustment	(2,584)		(23,869)	(14,173)	(18,989)	(59,615)

Balance at December 31, 2015	6,100		73,893	37,610	43,694	161,297

Cost	8,595		112,307	37,610	67,220	225,732
Accumulated depreciation, amortization and depletion	(2,495)		(38,414)	—	(23,526)	(64,435)

Balance at December 31, 2015	6,100		73,893	37,610	43,694	161,297

Additions	19		728	8,430	109	9,286
Additions to / review of estimates of decommissioning costs	—		—	—	(468)	(468)
Capitalized borrowing costs	—		—	1,279	—	1,279
Write-offs	(2)		(17)	(915)	(52)	(986)
Transfers (***)	565		3,265	(11,372)	4,173	(3,369)
Depreciation, amortization and depletion	(289)		(5,595)	—	(4,557)	(10,441)
Impairment recognition	(341)		(3,612)	(407)	(1,334)	(5,694)
Impairment reversal	—		494	—	145	639
Cumulative translation adjustment	1,225		10,412	5,169	8,284	25,090

Balance at September 30, 2016	7,277		79,568	39,794	49,994	176,633

Cost	10,408		127,400	39,794	78,250	255,852
Accumulated depreciation, amortization and depletion	(3,131)		(47,832)	—	(28,256)	(79,219)

Balance at September 30, 2016	7,277		79,568	39,794	49,994	176,633

Weighted average of useful life in years	40 (25 to 50 (except land	) )	20 (3 to 31) (**)		Units of production method

(*)	See note 28 for assets under construction by business area.
(**)	Includes exploration and production assets depreciated based on the units of production method.
(***)	Includes amounts transferred to assets held for sale as set out in note 9.

As of September 30, 2016, property, plant and equipment include assets under finance leases of US$ 58 (US$ 48 as of December 31, 2015).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.2.	Concession for exploration of oil and natural gas—Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of September 30, 2016, the Company’s property, plant and equipment includes the amount of US$ 23,045 related to the Assignment Agreement (US$ 19,158 as of December 31, 2015).

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and by the ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent experts reports. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the settlement form and the final amount to be established for this agreement are not defined. The beginning of negotiation with the Brazilian Federal Government still depends on the conclusion of the appraisals by independent experts engaged by both parties, and the issuance of the respective reports.

With respect to the negotiation with the Brazilian Federal Government, on October 21, 2016 the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board decisions through opinions about related matters. This committee will be composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Intangible assets

12.1.	By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2015	3,592	119	432	366	4,509

Addition	17	22	78	—	117
Capitalized borrowing costs	—	—	5	—	5
Write-offs	(163)	—	(2)	—	(165)
Transfers	71	6	11	—	88
Amortization	(23)	(33)	(97)	—	(153)
Impairment recognition	(32)	—	—	—	(32)
Cumulative translation adjustment	(1,024)	(34)	(137)	(82)	(1,277)

Balance at December 31, 2015	2,438	80	290	284	3,092

Cost	2,696	435	963	284	4,378
Accumulated amortization	(258)	(355)	(673)	—	(1,286)

Balance at December 31, 2015	2,438	80	290	284	3,092

Addition	6	10	42	—	58
Capitalized borrowing costs	—	—	4	—	4
Write-offs	(130)	—	(1)	—	(131)
Transfers	(3)	1	(1)	(25)	(28)
Amortization	(18)	(24)	(72)	—	(114)
Impairment recognition	(18)	(4)	—	(49)	(71)
Cumulative translation adjustment	440	13	54	37	544

Balance at September 30, 2016	2,715	76	316	247	3,354

Cost	2,922	523	1,196	247	4,888
Accumulated amortization	(207)	(447)	(880)	—	(1,534)

Balance at September 30, 2016	2,715	76	316	247	3,354

Estimated useful life in years	( *)	5	5	Indefinite

(*)	Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable. During September 2016 such indication was identified for some assets due to changes in the Company’s Business and Management Plan (2017-2021 BMP) which was finalized and approved during the third quarter. These changes included: decreased future capital expenditures which was driven by the company’s desire to reduce current debt levels and optimize their investment portfolio, as well as adjustments in mid and long term assumptions, which are the basis of cash flow projections, mainly caused by changes in the Brazilian political/economic scenarios and a slower recovery of oil prices.

Additionally, the changes in the Brazilian economic and political environment also resulted in increases in discount rates as of September 30, 2016.

For 2015, impairment losses were mainly recognized in its fourth quarter pursuant to the annual tests based on the macroeconomic assumptions in the former 2015-2019 Business and Management Plan. Therefore, the Company is presenting the impairment losses for the year ended December 31, 2015 for comparative purposes.

13.1.	Property, plant and equipment and intangible assets

For impairment testing purposes, the Company uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units—CGUs) as their recoverable amount. In measuring value in use the Company bases its cash flow projections on:

•	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets and, considering the Company’s maintenance policy;

•	Assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and

•	A pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC).

The cash flow projections used to measure the value in use of the CGUs were mainly based on the following assumptions:

	2017	Long term Average
Average Brent (US$/bbl)	48	68
Average Brazilian Real (excluding inflation )—Real /U.S. dollar exchange rate	3.46	3.36

As set out in note 5.2 to the Company’s audited consolidated financial statements ended December 31, 2015, identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Some events occurred in the third quarter of 2016, such as (i) changes in investment portfolio projections, concluded in the context of the 2017-2021 BMP, (ii) the approval of the disposal of 90% interest in subsidiary NTS, (iii) the decision to discontinue operations of Quixadá Biofuel Plant in the state of Ceará and (iv) the removal of support vessels relating to Hidrovias project from the Transportation CGU due to postponement and suspensions, which triggered the review of CGUs relating to Exploration and Production, Gas & Power, Biofuels and Transpetro’s fleet of vessels, respectively. Accordingly, certain assets that were aggregated for these CGUs have changed as described below:

a)	Exploration and Production CGUs

Crude oil and natural gas producing properties CGU: comprised of exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. In September 2016, the aggregations of assets for Fazenda Cedro and Lagoa Suruaca groups, both located in Espírito Santo, were reviewed and impairment tests were run separately for those individual fields due to the discontinuation of a relevant shared infrastructure in the production process, as approved in 2017-2021 BMP. Despite the change in aggregation of assets for these CGUs, there were no material impairment losses or reversals recognized regarding these fields, amounting to US$ 4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Gas & Power CGUs

Natural gas CGU: comprises natural gas pipelines and natural gas processing plants, except for Unidade de Fertilizantes Nitrogenados III (UFN III) and Unidade de Fertilizantes Nitrogenados V (UFN V) which are assessed for impairment separately. In September 2016, the Board of Directors approved the disposal of interest in the subsidiary NTS and, as a consequence, its pipelines were removed from of this CGU since then and no impairment losses or reversals attributable to this change were recognized. For further information on disposal of NTS see note 9.5.

c)	Biofuels CGU

Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply. Due to the decision to discontinue operations of Quixadá Biofuel Plant, as approved by the Board of Directors of the subsidiary Petrobras Biocombustível in September 2016, impairment test for this Biofuel Plant was run separately and the Company wrote-off US$ 28 as a result.

d)	Transportation CGU

Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. Recurrent delays in the construction of support vessels for transporting ethanol over the Tietê River led the management of the wholly-owned subsidiary Transpetro, in the third quarter of 2016, to terminate the construction contracts for a new group of support vessels in the scope of Hidrovias project. As a result, this project was postponed and its completed assets were reviewed and tested for impairment separately, and no impairment charges were recognized for them. However, impairment losses were recognized for the Transportation CGU as set out in note 13.1.1 (i).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

13.1.1.	Impairment of property, plant and equipment and intangible assets

In September 2016, the Company tested certain assets and CGUs for impairment and impairment losses and reversals were recognized in the statement of income as follows:

	Carrying amount	Recoverable amount	Impairment (*) / (**)	Business segment	Comments
					Jan-Sep 2016
Assets or CGU by nature
Producing properties: assets related to Oil and gas activities in Brazil (several CGUs)	11,272	9,367	1,829	E&P—Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	917	64	853	E&P—Brazil	item (b1)
Second refining unit in RNEST	2,488	1,708	780	RTM—Brazil	item (c)
Suape Petrochemical Complex	1,099	480	619	RTM—Brazil	item (d1)
Comperj	365	—	365	RTM—Brazil	item (e1)
Fertilizer Plant—UFN III	523	370	153	Gas & Power—Brazil	item (f1)
Thermoelectric power generation plants	2,695	2,551	145	Gas & Power—Brazil	item (g)
Araucária	197	57	140	Gas & Power—Brazil	item (h)
Transpetro’s fleet of vessels	1,751	1,645	106	RTM—Brazil	item (i)
Distribution assets in Chile	562	464	98	Distribution—Abroad	item (j)
Usina de Quixada—CE	28	—	28	Biofuel, Brazil
Others	308	253	10	Several Segments

Total	22,205	16,959	5,126

					Jan-Dec 2015***
Producing properties: assets related to E&P activities in Brazil (several CGUs)	21,251	12,139	8,653	E&P—Brazil	item (a2)
Comperj	1,586	234	1,352	RTM—Brazil	item (e2)
Oil and gas producing properties abroad	1,548	918	637	E&P—Abroad	item (k)
Oil and gas production and drilling equipment	750	243	507	E&P—Brazil	item (b2)
UFN III	935	434	501	Gas & Power—Brazil	item (f2)
Suape Petrochemical Complex	1,143	943	200	RTM—Brazil	item (d2)
Nitrogen Fertilizer Plant—UFN-V	190	—	190	Gas & Power—Brazil
Biodiesel plants	134	88	46	Biofuel—Brazil
Others	341	156	210	Several segments

Total	27,878	15,155	12,296

(*)	Impairment losses and reversals.
(**)	Does not include impairment reversal on assets classified as held for sale of US$ 4 in 2016 (Impairment losses US$ 3 in 2015).
(***)	For the nine-month period ended September 30, 2015, the Company recognized impairment losses in the amount of US$ 419. See note 13.1 to the interim financial information at September 30, 2015.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

a1)	Producing properties in Brazil – Jan-Sep 2016

Impairment losses of US$ 1,829 were recognized in the nine-month period ended September 30, 2016 for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the E&P business. The impairment losses were related primarily to the following fields and groups of fields: North group (US$ 1,221), Uruguá group (US$ 170), Maromba (US$ 86), Bijupirá and Salema (US$ 82), Dourado (US$ 77), Papa-Terra (US$ 72) and Pampo (US$ 67). These impairment losses were mainly due to the appreciation of the Brazilian Real against the U.S. Dollar, price assumptions review, as well a higher discount rate following the increase in Brazil’s risk premium. In addition, an impairment reversal relating to Centro Sul group, amounting to US$ 415, was recognized due to lower operating expenses estimates based on a review of its fields operations, as set forth in 2017-2021 BMP, considering the decommissioning of a unit and replacing another unit with a new processing plant.

a2)	Producing properties in Brazil—2015

In 2015, impairment losses of US$ 8,653 were recognized for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the E&P business. The impairment losses were related primarily to the following fields: Papa-Terra (US$ 2,234), Centro Sul group (US$ 1,179), Uruguá group (US$ 986), Espadarte (US$ 593), Linguado (US$ 489), CVIT – Espírito Santo group (US$ 375), Piranema (US$ 341), Lapa (US$ 317), Bicudo (US$ 240), Frade (US$ 198), Badejo (US$ 190), Pampo (US$ 91) and Trilha (US$ 84). These impairment losses are mainly due to the impact of the decline in international crude oil prices on the Company’s price assumptions, the use of a higher discount rate, as well as the geological revision of Papa-Terra reservoir.

b1)	Oil and gas production and drilling equipment in Brazil—Jan-Sep 2016

Impairment losses of US$ 853 were recognized in the nine-month period ended September 30, 2016 for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 11.9% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. These impairment losses were mainly related to uncertainties over the ongoing hulls construction of the FPSOs P-71, P-72 and P-73, amounting to US$ 593 as set out in note 13.3.

b2)	Oil and gas production and drilling equipment in Brazil—2015

In 2015, impairment losses of US$ 507 were recognized for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses were mainly related to the planned idle capacity of two drilling rigs in the future and the use of a higher discount rate.

c)	Second refining unit in RNEST—Jan-Sep 2016

An impairment loss of US$ 780 was recognized in the nine-month period ended September 30, 2016 for the second refining unit in RNEST. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.7% p.a. (8.1% p.a. in 2015) post-tax discount rate (excluding inflation) derived from the WACC for the refining business, reflecting a specific risk premium for the postponed project. The impairment loss was mainly attributable to: (i) the use of a higher discount rate and (ii) a delay in expected future cash inflows to 2023 resulting from postponing the project, considering the completion of this project with the Company’s owns capital resources as set forth in 2017-2021 Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

d1)	Suape Petrochemical Complex—Jan-Sep 2016

An impairment loss of US$ 619 was recognized in the nine-month period ended September 30, 2016 for Companhia Integrada Têxtil de Pernambuco S.A.—CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.5% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to lower market projections and the appreciation of Brazilian real against the U.S. dollar.

d2)	Suape Petrochemical Complex—2015

In 2015, an impairment loss of US$ 200 was recognized for Companhia Integrada Têxtil de Pernambuco S.A.—CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to changes in market and prices assumptions resulting from a decrease in economic activity in Brazil, a reduction in the spread for petrochemical products in the international market and the use of a higher discount rate.

e1)	Comperj—Jan-Sep 2016

In the second quarter of 2016, a reassessment of this project confirmed its postponement until December 2020 (first refining unit), with continuous efforts to seek new partnerships to resumption the project. The construction of Comperj facilities related to natural gas processing plant (UPGN) will be continued, since they are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in Santos Basin. The estimated costs and period of time to complete these facilities constructions were revised and, therefore, the Company recognized US$ 365 as impairment charge of the project remaining balance as of September 30, 2016.

e2)	Comperj—2015

In 2015, an impairment loss of US$ 1,352 was recognized for refining assets of Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management, and; an 8.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the refining business reflecting a specific risk premium for the postponed projects. This impairment loss was mainly attributable to: (i) the use of a higher discount rate; (ii) the delay in expected future cash inflows resulting from postponing construction.

f1)	Fertilizer Plant—UFN III—Jan-Sep 2016

An impairment loss of US$ 153 was recognized in the nine-month period ended September 30, 2016 for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III), located on Três Lagoas (state of Mato Grosso do Sul). Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business, reflecting a specific risk premium for the postponed projects. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the US Dollar.

f2)	Fertilizer Plant—UFN III—2015

In 2015, an impairment loss of US$ 501 was recognized for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III), located on Três Lagoas (state of Mato Grosso do Sul). Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the Gas & Power business, reflecting a specific risk premium for the postponed projects. The impairment losses were mainly related to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing the project.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

g)	Thermoelectric power generation plants—Jan-Sep 2016

An impairment loss of US$ 145 was recognized in the nine-month period ended September 30, 2016 for thermoelectric power generation plants. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 5.5% p.a. (5.0% p.a. in 2015) post-tax discount rate (excluding inflation) derived from the WACC for the electricity industry. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) a decrease in electricity dispatch projections and (iii) an increase in estimated production costs in the long run.

h)	Araucaria—Jan-Sep 2016

An impairment loss of US$ 140 was recognized in the nine-month period ended September 30, 2016 for Araucária Nitrogenados S.A. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.8% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business (6.6% p.a. in 2015). The impairment loss was mainly attributable to (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the U.S. Dollar and (iii) an increase in estimated production costs.

i)	Transpetro’s fleet of vessels—Jan-Sep 2016

An impairment loss of US$ 106 was recognized in the nine-month period ended September 30, 2016 for the fleet of vessels. Cash flow projections were based on: financial budgets/forecasts approved by Management; and post-tax discount rates (excluding inflation) ranging from 4.3% p.a. to 9.05% p.a. (3.92% p.a. to 8.92% p.a. in 2015) derived from the WACC for the transportation industry, considering financial leverage and the respective tax benefits. This impairment loss mainly relates to: (i) group of support vessels of Hidrovias project that were moved from this CGU due to postponements and suspension of constructions projects and (ii) the use of a higher discount rate.

j)	Distribution assets in Chile—Jan-Sep 2016

Impairment loss of US$ 98 was recognized in the nine-month period ended September 30, 2016 for distribution assets in Chile, as the exit price (less costs to sell) of this disposal was lower than the respective carrying amount when reclassified as held for sale. For further information on disposal of distribution assets in Chile see note 9.3.

k)	Producing properties abroad—2015

In 2015, impairment losses of US$ 637 were recognized in E&P assets abroad. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.6% p.a. to 10.4% p.a. post-tax discount rates (excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in producing properties located in the United States (US$ 448) and Bolivia (US$ 157), attributable to the decline in international crude oil prices.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Impairment losses on equity-method investments

An impairment loss on equity-method investments in the amount of US$ 128 (US$ 550 in 2015) was recognized in the statement of income as share of earnings in equity-accounted investments, substantially attributable to the biofuels segment, mainly relating to the associated Guarani S.A (US$ 111) and the joint venture BSBIOS (US$ 14). This loss was primarily due to: (i) an increase in post-tax discount rate (excluding inflation) from 9.3% p.a. in 2015 to 10.2% p.a. in September 2016 and (ii) lower sugar prices forecasts. This loss partially comprises goodwill relating to the BSBIOS S.A. investee (US$ 14).

13.3.	Construction of platform hulls by Ecovix and Enseada shipyards

The Company entered into contracts with the suppliers Ecovix-Engevix Construções Oceânicas S.A and Enseada Industria Naval S.A. for supplying eight hulls for the FPSOs P-66 to P-73 and for hulls conversion of four FPSOs (P-74 to P-77), respectively.

Considering the relevance of these assets in the context of the Business and Management Plan and due to the financial difficulties faced by the suppliers, escrow accounts relating to these projects were created in the last quarter of 2015 in order to ensure the ongoing services hired.

These escrow accounts comprised funds transferred in advance for payments to be made by the shipyards, restricted to the scope of the contracts and limited to their total balance. The deposits would be offset to the extent that services rendered or equipment delivered, with the remaining balance being reimbursed. At September 30, 2016, the Company had advances to these suppliers amounting to US$ 347.

This strategy was considered effective as the projects achieved significant progress up to September 2016, enabling the delivery of P-67 hull to shipyard in China for integration services, the recommence of the work in progress of P-69 hull also in China, the continuity of the work in progress of P-68 hull in Rio Grande shipyard, as well as the progress on priority activities for the conclusion of minimum scope of P-74 and P-76 hulls, delivering these units to shipyards in China for integration services and for setting up topsides.

During the third quarter of 2016, the Company reassessed the progress of the hulls project and the continuity of the specific accounts related to the projects. Consequently, the Company concluded that this strategy, which in its beginning avoided the work in progress discontinuation, was not effective as it was previously.

Accordingly, based on management judgement the Company wrote-off US$ 347 in the third quarter of 2016 regarding the remaining balance of advances to these suppliers in the context of the escrow accounts, and legal procedures to recover these receivables are being assessed.

Negotiations with Enseada

As part of strategy of ensuring the continuity of FPSOs P-75 and P-77 hulls construction, the Company approved the transfer of the contract entered into Enseada and the Chinese shipyard COSCO (Dalian) Shipyard Co., Ltd to its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV), resulting in the recognition of payables in the scope of this contract. As a result, the Company recognized a provision in the amount of US$ 103 within other expenses in the third quarter of 2016.

Considering the escrow accounts and the aforementioned payments, the Company eliminated any risk of P-74 to P-77 hulls non-deliver.

Negotiations with Ecovix

The Company is also negotiating debt acknowledgments relating to Ecovix debts with Chinese shipyards, with respect to P-69 and P-70 hulls. As a result, a provision in the amount of US$ 184 within other expenses was recognized in the third quarter of 2016.

Regarding the negotiations with Ecovix for delivering hulls of some platforms, there are risks related to the term of their transfer to the Company, despites the significant physical progress and the current continuity scenario of their constructions, and of topsides integration and set up. The Company is taking into account all measures in order to mitigate these risks.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Due to uncertainties regarding the FPSOs P-71, P-72 and P-73 hulls construction, the Company also recognized impairment charges amounting to US$ 593 as set out in note 13.1.1 (b1). Impacts in the Company’s production curve are not expected in case of the discontinuation of this work in progress, as the 2017-2021 Business and Management Plan includes other options and additional budget funds.

14.	Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2016	12.31.2015
Property plant and equipment
Opening Balance	5,201	7,000
Additions to capitalized costs pending determination of proved reserves	784	2,282
Capitalized exploratory costs charged to expense	(894)	(882)
Transfers upon recognition of proved reserves	(926)	(960)
Cumulative translation adjustment	1,084	(2,239)

Closing Balance	5,249	5,201

Intangible Assets	2,394	2,048

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,643	7,249

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Exploration costs recognized in the statement of income	Jan-Sep/2016	Jan-Sep/2015
Geological and geophysical expenses	299	334
Exploration expenditures written off (includes dry wells and signature bonuses)	966	1,050
Other exploration expenses	68	51

Total expenses	1,333	1,435

Cash used in :	Jan-Sep/2016	Jan-Sep/2015
Operating activities	324	385
Investment activities	845	2,178

Total cash used	1,169	2,563

15.	Trade payables

	09.30.2016	12.31.2015
Third parties in Brazil	2,978	3,331
Third parties abroad	2,018	2,566
Related parties	343	476

Balance on current liabilities	5,339	6,373

16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company has covenants that were not in default at September, 30 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento—BNDES).

A roll-forward schedule of non-current debt is set out as follows:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	—	29,288	1,301	28	30,617
Additions (new funding obtained)	—	4,918	989	—	5,907
Interest incurred during the period	—	289	—	—	289
Foreign exchange/inflation indexation charges	—	3,001	80	2	3,083
Transfer from long-term to short-term	—	(2,389)	(149)	(4)	(2,542)
Cumulative translation adjustment (CTA)	—	(10,410)	(496)	(9)	(10,915)

Balance as of December 31, 2015	—	24,697	1,725	17	26,439

Abroad
Opening balance at January 1, 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	5,753	2,045	—	7,961
Interest incurred during the period	5	34	48	8	95
Foreign exchange/inflation indexation charges	442	1,342	(1,092)	56	748
Transfer from long-term to short-term	(767)	(4,183)	(5,770)	(45)	(10,765)
Cumulative translation adjustment (CTA)	(442)	(1,877)	(222)	(56)	(2,597)

Balance as of December 31, 2015	4,645	30,967	48,819	612	85,043

Total Balance as of December 31, 2015	4,645	55,664	50,544	629	111,482

Non-current
In Brazil
Opening balance at January 1, 2016	—	24,697	1,725	17	26,439
Additions (new funding obtained)	—	368	—	—	368
Interest incurred during the period	—	218	—	—	218
Foreign exchange/inflation indexation charges	—	(1,519)	47	1	(1,471)
Transfer from long-term to short-term	—	(2,000)	(64)	(1)	(2,065)
Cumulative translation adjustment (CTA)	—	4,541	345	3	4,889

Balance as of September 30, 2016	—	26,305	2,053	20	28,378

Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	—	1,143	9,759	—	10,902
Interest incurred during the period	3	13	46	6	68
Foreign exchange/inflation indexation charges	(171)	(1,037)	(83)	(23)	(1,314)
Transfer from long-term to short-term	(716)	(1,459)	(10,145)	(37)	(12,357)
Transfer to liabilities associated with assets classified as held for sale	—	—	(302)	—	(302)
Cumulative translation adjustment (CTA)	169	740	(220)	23	712

Balance as of September 30, 2016	3,930	30,367	47,874	581	82,752

Total Balance as of September 30, 2016	3,930	56,672	49,927	601	111,130

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Current	09.30.2016	12.31.2015
Short-term debt	388	1,523
Current portion of long-term debt	9,222	11,500
Accrued interest	1,802	1,660

Total	11,412	14,683

16.1.	Summarized information on current and non-current finance debt

Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value
Financing in Brazilian Reais (R$):	2,155	2,019	2,447	4,131	5,792	8,121	24,665	23,459

Floating rate debt	1,849	1,585	1,989	3,685	5,366	5,931	20,405
Fixed rate debt	306	434	458	446	426	2,190	4,260
Average interest rate	12.5%	14.5%	12.1%	11.3%	10.5%	9.7%	11.1%
Financing in U.S.Dollars (US$):	2,814	5,217	8,678	14,901	9,698	38,685	79,993	77,713

Floating rate debt	1,400	3,752	7,735	11,496	5,712	9,190	39,285
Fixed rate debt	1,414	1,465	943	3,405	3,986	29,495	40,708
Average interest rate	4.0%	3.8%	3.5%	4.0%	4.6%	5.9%	5.0%
Financing in R$ indexed to US$:	55	714	704	701	701	5,423	8,298	8,449

Floating rate debt	6	23	22	19	19	35	124
Fixed rate debt	49	691	682	682	682	5,388	8,174
Average interest rate	7.1%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%
Financing in Pound Sterling (£):	46	36	—	—	—	2,229	2,311	2,114

Fixed rate debt	46	36	—	—	—	2,229	2,311
Average interest rate	5.7%	5.5%	—	—	—	6.0%	6.0%
Financing in Japanese Yen (¥):	52	102	102	—	—	—	256	260

Floating rate debt	52	102	102	—	—	—	256
Average interest rate	0.6%	0.5%	0.4%	—	—	—	0.4%
Financing in Euro (€):	6	162	1,262	1,469	221	3,892	7,012	6,837

Floating rate debt	6	12	12	12	176	—	218
Fixed rate debt	—	150	1,250	1,457	45	3,892	6,794
Average interest rate	1.6%	3.5%	3.8%	3.8%	4.1%	4.4%	4.1%
Financing in other currencies:	—	7	—	—	—	—	7	7

Fixed rate debt	—	7	—	—	—	—	7
Average interest rate	—	14.0%	—	—	—	—	14.0%
Total as of September 30, 2016	5,128	8,257	13,193	21,202	16,412	58,350	122,542	118,839

Average interest rate	7.6%	6.7%	5.3%	5.5%	6.8%	6.5%	6.3%
Total as of December 31, 2015	14,683	11,397	16,091	22,596	15,537	45,861	126,165	98,600

Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

*	The average maturity of outstanding debt as of September 30, 2016 is 7.33 years (7.14 years as of December 31, 2015).

The fair value of the Company’s finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to US$ 49,755 as of September 30, 2016. When a quoted price for an identical liability is not available, the finance debt is fair valued by a discounted cash flow based on a theoretical curve derived from the yield curve of the Company’s most liquid bonds (level 2), amounting to US$ 69,084 as of September 30, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

16.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2016 the capitalization rate was 5.67% p.a. (4.99% p.a. for the same period in 2015).

16.3.	Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	—	1,500
PGT BV	UKEF—JPMORGAN	12/17/2015	12/22/2016	500	409	91

Total				2,000	409	1,591

In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	79	55	24
PNBV	BNDES	9/3/2013	3/26/2018	3,043	656	2,387
Transpetro	BNDES	1/31/2007	Not defined	1,504	168	1,336
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	49	21	28
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	101	—	101

Total				4,776	900	3,876

16.4.	Collateral

Most of the Company’s debt is unsecured, however, collaterals are granted to financial institutions if required.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras, as set out in note 34.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes. In addition, there were no changes in the structure of collateralization with respect to the last global notes offering in the international capital market occurred in July 2016.

17.	Leases

17.1.	Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	89	(57)	32	12	(5)	7
2017—2020	784	(449)	335	111	(45)	66
2021 and thereafter	1,564	(445)	1,119	238	(197)	41

As of September 30, 2016	2,437	(951)	1,486	361	(247)	114

Current			82			17
Non-current			1,404			97

As of September 30, 2016			1,486			114

Current (*)			66			19
Non-current (*)			1,393			78

As of December 31, 2015			1,459			97

(*)	For comparative purposes, the present value of payments in the amount of US$ 7 was reclassified from trade payables in current liabilities and the amount of US$ 46 was reclassified from others in non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2016	3,339
2017—2020	33,526
2021 and thereafter	61,642

As of September 30, 2016	98,507

As of December 31, 2015	99,194

As of September 30, 2016, the balance of estimated future minimum lease payments under operating leases includes US$ 52,257 (US$ 60,628 as of December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2016, the Company recognized expenditures of US$ 7,222 (US$ 7,849 in the same period of 2015) for operating leases installments.

18.	Related-party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.	Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Jan-Sep/2016	09.30.2016		Jan-Sep/2015	12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,309	236	73	2,444	255	72
Petrochemical companies	2,524	130	33	3,041	144	45
Other associates and joint ventures	336	169	279	423	134	453

Subtotal	4,169	535	385	5,908	533	570

Government entities
Government bonds	102	985	—	317	1,115	—
Banks controlled by the Brazilian Government	(2,362)	3,703	26,828	(3,489)	2,607	24,336
Receivables from the Electricity sector (note 7.4)	725	4,878	8	1,458	3,415	—
Petroleum and alcohol account—receivables from Brazilian Government	4	268	—	—	219	—
Others	198	292	313	33	306	316

Subtotal	(1,333)	10,126	27,149	(1,681)	7,662	24,652

Pension plans	—	98	62	—	36	110

Total	2,836	10,759	27,596	4,227	8,231	25,332

Revenues, mainly sales revenues	4,808	—	—	7,243	—	—
Foreign exchange and inflation indexation charges, net	(271)	—	—	(1,585)	—	—
Finance income (expenses), net	(1,701)	—	—	(1,431)	—	—
Current assets	—	2,902	—	—	2,255	—
Non-current assets	—	7,857	—	—	5,976	—
Current liabilities	—	—	4,520	—	—	3,248
Non-current liabilities	—	—	23,076	—	—	22,084

Total	2,836	10,759	27,596	4,227	8,231	25,332

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

18.2.	Compensation of key management personnel

The total compensation of Petrobras’ key management personnel is set out as follows:

	Jan-Sep/ 2016			Jan-Sep/ 2015
	Board			Board
	Officers	(members and alternates)	Total	Officers	(members and alternates)	Total
Wages and short-term benefits	2.4	0.3	2.7	3	0.3	3.3
Social security and other employee-related taxes	0.7	—	0.7	0.8	0.1	0.9
Post-employment benefits (pension plan)	0.3	—	0.3	0.3	—	0.3
Benefits due to termination of tenure	0.1	—	0.1	—	—	0

Total compensation recognized in the statement of income	3.5	0.3	3.8	4.1	0.4	4.5

Total compensation paid	3.5	0.3	3.8	4.1	0.4	4.5
Average number of members in the period (*)	7.56	11.67	19.23	8.00	12.56	20.56
Average number of paid members in the period (**)	7.56	9.78	17.34	8.00	10.89	18.89

(*)	Monthly average number of members.
(**)	Monthly average number of paid members.

In the nine-month period ended September 30, 2016 the board members and executive officers of the Petrobras group received US$ 15.6 as compensation (US$ 15.8 in the nine-month period ended September, 30 2015).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

The alternates of Board members, who were also members of these committees up to April 2016, received the amount of US$ 14 thousand as compensation in 2016 (US$ 17 thousand including related charges).

19.	Provision for decommissioning costs

Non-current liabilities	09.30.2016	12.31.2015
Opening balance	9,150	8,267
Adjustment to provision	(1,470)	4,493
Transfers related to liabilities held for sale (*)	17	(125)
Payments made	(574)	(1,242)
Interest accrued	482	231
Others	(41)	121
Cumulative translation adjustment	1,842	(2,595)

Closing balance	9,406	9,150

(*)	Includes US$ 126 related to the termination of sales contract of Bijupira and Salema fields in February 2016 and US$ 109 transferred pursuant to the sale of the subsidiary PESA.

The estimates for abandonment and dismantling of oil and natural gas producing properties areas are revised annually, simultaneously with the annual certification process of oil and gas reserves.

However, due to the review of assumptions related to foreign exchange rate, discount rate and economic feasibility of E&P projects, based on the 2017-2021 Business and Management Plan, the Company reassessed its provision for decommissioning costs in order to reflect its best estimate at the end of this quarter.

The main impacts in this reassessment, when compared to December 31, 2015, are attributable to a higher risk-adjusted discount rate and the appreciation of the Brazilian Real against the U.S. Dollar.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The adjustment made to the provision for decommissioning at September 30, 2016 in the amount of US$ 1,470 deducted the cost of assets of the respective fields (US$ 472) and positively impacted the income statement (US$ 998 within other expenses, net) as this adjustment exceeded the carrying amount of some of these fields.

20.	Taxes

20.1.	Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Taxes in Brazil	622	959	187	62
Taxes abroad	6	24	13	43

Total	628	983	200	105

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2016	12.31.2015	09.30.2016	12.31.2015	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Taxes in Brazil
Current / Deferred ICMS (VAT)	976	807	713	605	1,064	1,045	—	—
Current / Deferred PIS and COFINS	871	746	2,445	2,026	492	487	—	—
CIDE	15	18	—	—	118	115	—	—
Production taxes	—	—	—	—	586	622	—	—
Withholding income taxes	—	—	—	—	389	435	—	15
REFIS and PRORELIT	—	—	—	—	—	274	—	11
Others	172	150	170	184	284	244	—	—

Total in Brazil	2,034	1,721	3,328	2,815	2,933	3,222	—	26
Taxes abroad	21	44	12	6	32	143	—	—

Total	2,055	1,765	3,340	2,821	2,965	3,365	—	26

(*)	Other non-current taxes are classified as other non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.2.
Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted two laws that increased the tax burden on the oil industry from March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização
das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•

Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The
Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas
(ABEP—Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian
Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden on it.

The Brazilian Supreme Court is currently analyzing the ABEP
request for formal injunctions in both actions.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

20.3.
Deferred income taxes—non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

Property, Plant and Equipment

Oil and gas exploration costs

Others (*)

Loans, trade and other receivables / payables and financing

Finance leases

Provision for legal proceedings

Tax losses

Inventories

Employee Benefits

Others

Total

Balance at January 1, 2015

(13,647
)

(224
)

3,823

(592
)

526

5,718

490

2,022

(141
)

(2,025
)

Recognized in the statement of income for the year

(1,284
)

1,382

(525
)

44

471

2,166

42

(157
)

(96
)

2,043

Recognized in shareholders’ equity

—

14

6,490

(14
)

—

(152
)

—

(14
)

65

6,389

Cumulative translation adjustment

4,608

223

(2,275
)

206

(204
)

(2,019
)

(182
)

(645
)

180

(108
)

Use of tax credits—REFIS and PRORELIT

—

—

—

—

—

(521
)

—

—

—

(521
)

Others

—

(104
)

100

6

(1
)

23

3

(7
)

(14
)

6

Balance at December 31, 2015

(10,323
)

1,291

7,613

(350
)

792

5,215

353

1,199

(6
)

5,784

Recognized in the statement of income for the period

996

(649
)

251

24

265

174

(54
)

336

(5
)

1,338

Recognized in shareholders’ equity

—

—

(4,483
)

—

—

(3
)

—

—

—

(4,486
)

Cumulative translation adjustment

(2,005
)

108

933

(74
)

185

1,125

56

247

(5
)

570

Others (**)

—

39

20

—

9

(2
)

—

(13
)

23

76

Balance at September 30, 2016

(11,332
)

789

4,334

(400
)

1,251

6,509

355

1,769

7

3,282

Deferred tax assets

6,016

Deferred tax liabilities

(232
)

Balance at December 31, 2015

5,784

Deferred tax assets

3,556

Deferred tax liabilities

(274
)

Balance at September 30, 2016

3,282

(*)
Mainly includes impairment adjustments and capitalized borrowing costs.

(**)
Includes US$ 82 transferred to liabilities associated with assets held for sale due to the disposal of subsidiary PESA.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on Business and Management Plan – BMP assumptions.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

20.4.
Reconciliation between statutory tax rate and effective tax expense rate

The following table provides
the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

Jan-Sep/2016

Jan-Sep/2015

Income before income taxes

(5,243
)

2,334

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)

1,784

(794
)

Adjustments to arrive at the effective tax rate:

—

—

· Different jurisdictional tax rates for companies abroad

(250
)

640

. Brazilian income taxes on income of companies incorporated outside Brazil (*)

(125
)

(629
)

· Tax incentives

37

6

· Tax loss carryforwards (unrecognized tax losses)

(447
)

(478
)

· Non-taxable income (non-deductible expenses), net (**)

(814
)

(587
)

· Others

(121
)

(35
)

Income taxes benefit (expense)

64

(1,877
)

Deferred income taxes

1,338

(1,011
)

Current income taxes

(1,274
)

(866
)

Total

64

(1,877
)

Effective tax rate of income taxes

1.2
%

80.4
%

(*)
Relates to Brazilian income taxes on earnings of offshore investees generated up to september 30, 2016, as established by Law No. 12,973/2014.

(**)
Includes results in equity-accounted investments and CTA transfered to income statement due to the disposal of Pesa as set out in note 9.2.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

21.
Employee benefits (Post-Employment)

21.1.
Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

Pension Plans

Medical Plan

Petros

Petros 2

AMS

Other Plans

Total

Balance at January 1, 2015

7,874

287

9,019

107

17,287

(+) Remeasurement effects recognized in OCI

152

(180
)

92

(11
)

53

(+) Costs incurred in the year

878

64

991

27

1,960

(-) Contributions paid

(193
)

—

(349
)

(7
)

(549
)

(-) Payments related to the Term of Financial Commitment (TFC)

(165
)

—

—

—

(165
)

Others

—

—

—

10

10

Cumulative translation adjustment

(2,609
)

(100
)

(3,000
)

(37
)

(5,746
)

Balance at December 31, 2015

5,937

71

6,753

89

12,850

Current

368

—

285

2

655

Non-current

5,569

71

6,468

87

12,195

Balance at December 31, 2015

5,937

71

6,753

89

12,850

(+)Costs incurred in the period

756

26

899

19

1,700

(-) Contributions paid

(131
)

—

(257
)

(8
)

(396
)

(-) Payments related to the Term of Financial Commitment (TFC)

(94
)

—

—

—

(94
)

Others

—

—

—

(50
)

(50
)

Cumulative translation adjustment

1,253

15

1,429

14

2,711

Balance at September 30, 2016

7,721

112

8,824

64

16,721

Current

504

—

342

2

848

Non-current

7,217

112

8,482

62

15,873

Balance at September 30, 2016

7,721

112

8,824

64

16,721

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

Pension Plans

Medical Plan

Petros

Petros 2

AMS

Other Plans

Total

Current service cost

61

17

95

5

178

Net interest cost over net liabilities / (assets)

695

9

804

14

1,522

Net costs for Jan-Sep/2016

756

26

899

19

1,700

Related to active employees:

Included in the cost of sales

189

13

211

2

415

Included in operating expenses

93

9

114

17

233

Related to retired employees

474

4

574

—

1,052

Net costs for Jan-Sep/2016

756

26

899

19

1,700

Net costs for Jan-Sep/2015

693

61

838

21

1,613

As of September 30, 2016, the Company had pledged crude oil and/or oil products totaling US$ 1,977 (still under review)
as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,719 as of December 31, 2015).

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2016, the Company’s contribution to the defined contribution portion of the Petros Plan 2 was US$ 175 (US$ 203 in the nine-month period ended September 2015) recognized in the results of the period.

21.2.
Voluntary Separation Incentive Plan

From February 2014 to September 30, 2016 the Company
implemented voluntary separation incentive plans (PIDV) as described below:

•

Petrobras (PIDV 2014) – the enrollment period lasted from February 12 to March 31, 2014. This plan was re-opened for eligible employees from November 30 to December 18, 2015, resulting in 6,829 separations of 7,219 total enrollments up to September 30, 2016;

•

Petrobras Distribuidora S.A. (PIDV BR 2014) – the enrollment period lasted from February 12 to March 31, 2014 resulting in 656 separations of 658 total enrollments up to September 30, 2016;

•

Petrobras Distribuidora S.A. (PIDV BR 2015) – the enrollment period lasted from October 13 to December 30, 2015 resulting in 316 separations of 317 total enrollments up to September 30 2016; and

•

Petrobras PIDV 2016 – the enrollment period lasted from April 1, 2016 to August 31, 2016 resulting in 3,199 separations of 11,720 total enrollments as of September 30, 2016.

Accordingly, 11,000 voluntary separations of employees who enrolled in these plans were made.

Changes in the provision during the nine-month period ended September 30, 2016 are set out as follows:

Balance as of December 31,2015

199

New enrolments PIDV Petrobras 2016

1,103

Revision of provisions

4

Separations in the period

(388
)

Cumulative translation adjustment

(14
)

Balance as of September 30, 2016

904

Current

904

Non-current

—

22.
Shareholders’ equity

22.1.
Share capital (net of share issuance costs)

As of September 30, 2016 subscribed and fully paid
share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.
Other comprehensive income

In the nine-month period ended September 30, 2016 the Company principally recognized as other comprehensive income the following effects:

-
Cumulative translation adjustment of US$ 11,262. As set out in note 9.2, this amount was impacted by the disposal of the Company’s interests in the subsidiary Petrobras Participaciones S.L. (“PPSL”) that triggered the reclassification of US$ 1,428 to income statement within other expenses, net of the cumulative translation adjustment resulted from the depreciation of Argentinian Peso against the U.S Dollar since the acquisition of this investment to its disposal.

-
Foreign exchange variation gains of US$ 8,700 (US$ 11,588 after taxes and amounts reclassified to the statement of income) recognized in the Company’s shareholders’ equity during the nine-month period ended September 30, 2016, as a result of its cash flow hedge accounting policy, as set out in note 31.2.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

22.3.
Earnings (losses) per share

Jan-Sep/2016

Jan-Sep/2015

Net income (loss) attributable to shareholders of Petrobras

(5,592
)

971

Weighted average number of common and preferred shares outstanding

13,044,496,930

13,044,496,930

Basic and diluted earnings (losses) per common and preferred share (US$ per share)

(0.43
)

0.07

23.
Sales revenues

Jan-Sep/2016

Jan-Sep/2015

Gross sales

76,090

94,177

Sales taxes (*)

(16,088
)

(19,010
)

Sales revenues (**)

60,002

75,167

Diesel

19,548

23,669

Automotive gasoline

11,897

12,404

Jet fuel

1,875

2,595

Liquefied petroleum gas

2,260

2,218

Naphtha

1,753

2,128

Fuel oil (including bunker fuel)

825

1,854

Other oil products

2,503

2,739

Subtotal oil products

40,661

47,607

Natural gas

2,948

4,608

Ethanol, nitrogen products and renewables

2,787

2,912

Electricity, services and others

1,989

3,774

Domestic market

48,385

58,901

Exports

5,605

7,571

Sales abroad(***)

6,012

8,695

Foreign market

11,617

16,266

Sales revenues (**)

60,002

75,167

(*)
Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).

(**)
Sales revenues by business segment are set out in note 28.

(***)
Sales revenues from operations outside of Brazil, including trading and excluding exports.

24.
Other expenses, net

Jan-Sep/ 2016

Jan-Sep/2015

Unscheduled stoppages and pre-operating expenses

(1,530
)

(843
)

Gains / (losses) related to legal, administrative and arbitration proceedings

(1,521
)

(893
)

Reclassification of cumulative translation adjustments—CTA

(1,428
)

—

Voluntary Separation Incentive Plan—PIDV

(1,107
)

(35
)

Pension and medical benefits—retirees

(1,051
)

(904
)

Provision for debt acknowledgments of suppliers with subcontractors

(287
)

—

  Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects
(*)

(267
)

(274
)

Institutional relations and cultural projects

(179
)

(337
)

Operating expenses with thermoelectric power plants

(77
)

(97
)

Health, safety and environment

(59
)

(75
)

Allowance on losses on fines

(44
)

(289
)

Amounts recovered relating to Lava Jato Operation

69

72

Government grants

121

11

Agreement of Ship/Take or Pay with gas distributors

194

147

Expenses/Reimbursements from E&P partnership operations

465

303

Gains / (losses) on decommissioning of returned/abandoned areas

998

(43
)

Others

167

132

Total

(5,536
)

(3,125
)

(*)
Includes the write-off related to advances to suppliers in the amount of US$ 347, as set out note 13.3.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

25.
Costs and Expenses by nature

Jan-Sep/2016

Jan-Sep/2015

Raw material and products for resale

(14,002
)

(24,679
)

Materials, third-party services, freight, rent and other related costs

(11,393
)

(14,719
)

Depreciation, depletion and amortization

(10,555
)

(8,580
)

Employee compensation

(7,562
)

(7,238
)

Impairment (losses) / reversals

(5,122
)

(419
)

Production taxes

(3,103
)

(5,023
)

Unscheduled stoppages and pre-operating expenses

(1,530
)

(843
)

(Losses) /Gains on legal, administrative and arbitration proceedings

(1,521
)

(893
)

Reclassification of cumulative translation adjustment

(1,428
)

—

Exploration expenditures written off (includes dry wells and signature bonuses)

(966
)

(1,050
)

Allowance for impairment of trade receivables

(479
)

(141
)

Other taxes

(454
)

(2,413
)

Changes in inventories

(433
)

766

Provision for debt acknowledgments of suppliers with subcontractors

(287
)

—

Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects

(267
)

(274
)

Institutional relations and cultural projects

(179
)

(337
)

Health, safety and environment

(59
)

(75
)

Amounts recovered relating to Lava Jato Operation

69

72

Total

(59,271
)

(65,846
)

In the Statement of income

Cost of sales

(40,940
)

(52,325
)

Selling expenses

(3,037
)

(2,954
)

General and administrative expenses

(2,425
)

(2,622
)

Exploration costs

(1,333
)

(1,435
)

Research and development expenses

(424
)

(553
)

Other taxes

(454
)

(2,413
)

Impairment

(5,122
)

(419
)

Other expenses, net

(5,536
)

(3,125
)

Total

(59,271
)

(65,846
)

26.
Net finance income (expense)

Jan-Sep/2016

Jan-Sep/2015

Debt interest and charges

(5,800
)

(5,104
)

Foreign exchange gains (losses) and inflation indexation charges on net debt (*)

(2,300
)

(3,482
)

Income from investments and marketable securities (Brazilian Government Bonds)

407

523

Financial result on net debt

(7,693
)

(8,063
)

Capitalized borrowing costs

1,283

1,376

Gains (losses) on derivatives

(86
)

150

Interest income from marketable securities

4

25

Other foreign exchange gains (losses) and indexation charges, net

623

223

Other finance expenses and income, net

(274
)

(869
)

Net finance income (expenses)

(6,143
)

(7,158
)

Income

811

982

Expenses

(5,221
)

(4,904
)

Foreign exchange gains (losses) and inflation indexation charges

(1,733
)

(3,236
)

Total

(6,143
)

(7,158
)

(*)
Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

27.
Supplemental information on statement of cash flows

Jan-Sep/2016

Jan-Sep/2015

Additional information on cash flows:

Amounts paid/received during the period:

Withholding income tax paid on behalf of third-parties

747

836

Capital expenditures and financing activities not involving cash

Purchase of property, plant and equipment on credit

71

125

Provision/(reversals) for decommissioning costs

(468
)

(14
)

Use of deferred tax and judicial deposit for the payment of contingency

83

103

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

28.
Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

The current business segment information is reported in a manner in which the Company’s senior management assesses business performances, as well as makes decisions regarding investments and resources allocation. Due to adjustments in the organization structure and governance and management model, the Company may reassess its business segment report in order to improve management business analysis.

Exploration and Production

Refining, Transportation & Marketing

Gas & Power

Biofuels

Distribution

Corporate

Eliminations

Total

Consolidated assets by Business Area — 09.30.2016

Current assets

4,968

10,178

4,300

59

2,983

26,531

(4,428
)

44,591

Non-current assets

133,140

42,157

15,811

544

3,250

9,280

(1,344
)

202,838

Long-term receivables

7,445

3,263

1,030

4

1,064

7,348

(1,294
)

18,860

Investments

1,574

1,447

510

439

15

6

—

3,991

Property, plant and equipment

121,716

37,226

13,947

101

1,947

1,746

(50
)

176,633

Operating assets

89,062

32,725

11,963

98

1,662

1,379

(50
)

136,839

Under construction

32,654

4,501

1,984

3

285

367

—

39,794

Intangible assets

2,405

221

324

—

224

180

—

3,354

Total Assets

138,108

52,335

20,111

603

6,233

35,811

(5,772
)

247,429

Consolidated assets by Business Area — 12.31.2015

Current assets

3,639

9,027

2,663

45

2,299

28,866

(3,111
)

43,428

Non-current assets

120,157

36,465

16,806

437

2,972

10,589

(333
)

187,093

Long-term receivables

6,467

2,384

1,358

3

859

8,398

(292
)

19,177

Investments

1,807

879

456

343

34

8

—

3,527

Property, plant and equipment

109,724

33,032

14,674

91

1,868

1,949

(41
)

161,297

Operating assets

79,585

28,803

12,193

81

1,581

1,485

(41
)

123,687

Under construction

30,139

4,229

2,481

10

287

464

—

37,610

Intangible assets

2,159

170

318

—

211

234

—

3,092

Total Assets

123,796

45,492

19,469

482

5,271

39,455

(3,444
)

230,521

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area

Jan-Sep/2016

Exploration and Production

Refining, Transportation & Marketing

Gas & Power

Biofuels

Distribution

Corporate

Eliminations

Total

Sales revenues

23,758

46,141

7,032

171

20,836

—

(37,936
)

60,002

Intersegments

22,656

12,994

1,812

164

310

—

(37,936
)

—

Third parties

1,102

33,147

5,220

7

20,526

—

—

60,002

Cost of sales

(18,312
)

(35,075
)

(5,176
)

(192
)

(19,280
)

—

37,095

(40,940
)

Gross profit (loss)

5,446

11,066

1,856

(21
)

1,556

—

(841
)

19,062

Income (expenses)

(6,224
)

(4,056
)

(1,365
)

(53
)

(1,509
)

(5,189
)

65

(18,331
)

Selling

(110
)

(1,370
)

(633
)

(1
)

(999
)

5

71

(3,037
)

General and administrative

(266
)

(303
)

(161
)

(18
)

(188
)

(1,489
)

—

(2,425
)

Exploration costs

(1,333
)

—

—

—

—

—

—

(1,333
)

Research and development

(185
)

(40
)

(12
)

(1
)

—

(186
)

—

(424
)

Other taxes

(75
)

(45
)

(166
)

(3
)

(25
)

(140
)

—

(454
)

Impairment of assets

(2,727
)

(1,845
)

(445
)

(7
)

(98
)

—

—

(5,122
)

Other expenses, net

(1,528
)

(453
)

52

(23
)

(199
)

(3,379
)

(6
)

(5,536
)

Net income / (loss) before financial results and income taxes

(778
)

7,010

491

(74
)

47

(5,189
)

(776
)

731

Net finance income (expenses)

—

—

—

—

—

(6,143
)

—

(6,143
)

Share of earnings in equity-accounted investments

48

136

97

(120
)

8

—

—

169

Net income / (loss) before income taxes

(730
)

7,146

588

(194
)

55

(11,332
)

(776
)

(5,243
)

Income taxes

265

(2,383
)

(166
)

25

(16
)

2,076

263

64

Net income (loss)

(465
)

4,763

422

(169
)

39

(9,256
)

(513
)

(5,179
)

Net income (loss) attributable to:

Shareholders of Petrobras

(419
)

4,836

331

(169
)

39

(9,697
)

(513
)

(5,592
)

Non-controlling interests

(46
)

(73
)

91

—

—

441

—

413

Net income (loss)

(465
)

4,763

422

(169
)

39

(9,256
)

(513
)

(5,179
)

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
(*)

Jan-Sep/2015

Exploration and Production

Refining, Transportation & Marketing

Gas & Power

Biofuels

Distribution

Corporate

Eliminations

Total

Sales revenues

28,438

57,609

10,369

164

26,017

—

(47,430
)

75,167

Intersegments

27,320

17,902

1,620

153

435

—

(47,430
)

—

Third parties

1,118

39,707

8,749

11

25,582

—

—

75,167

Cost of sales

(19,682
)

(47,120
)

(8,373
)

(184
)

(24,073
)

—

47,107

(52,325
)

Gross profit (loss)

8,756

10,489

1,996

(20
)

1,944

—

(323
)

22,842

Income (expenses)

(2,894
)

(3,267
)

(1,092
)

(37
)

(1,602
)

(4,791
)

162

(13,521
)

Selling

(169
)

(1,519
)

(139
)

(2
)

(1,301
)

11

165

(2,954
)

General and administrative

(323
)

(312
)

(186
)

(23
)

(215
)

(1,562
)

(1
)

(2,622
)

Exploration costs

(1,435
)

—

—

—

—

—

—

(1,435
)

Research and development

(220
)

(91
)

(45
)

(8
)

—

(189
)

—

(553
)

Other taxes

(133
)

(624
)

(337
)

(1
)

(27
)

(1,291
)

—

(2,413
)

Impairment of assets

(110
)

(119
)

(190
)

—

—

—

—

(419
)

Other expenses, net

(504
)

(602
)

(195
)

(3
)

(59
)

(1,760
)

(2
)

(3,125
)

Net income / (loss) before financial results and income taxes

5,862

7,222

904

(57
)

342

(4,791
)

(161
)

9,321

Net finance income (expenses)

—

—

—

—

—

(7,158
)

—

(7,158
)

Share of earnings in equity-accounted investments

(104
)

329

98

(110
)

(5
)

(37
)

—

171

Net income / (loss) before income taxes

5,758

7,551

1,002

(167
)

337

(11,986
)

(161
)

2,334

Income taxes

(1,995
)

(2,456
)

(307
)

19

(116
)

2,924

54

(1,877
)

Net income (loss)

3,763

5,095

695

(148
)

221

(9,062
)

(107
)

457

Net income (loss) attributable to:

Shareholders of Petrobras

3,755

5,098

616

(148
)

221

(8,464
)

(107
)

971

Non-controlling interests

8

(3
)

79

—

—

(598
)

—

(514
)

Net income (loss)

3,763

5,095

695

(148
)

221

(9,062
)

(107
)

457

(*)
For comparative purposes, consolidated statement, for the period ended on September 30, 2015, is adjusted in accordance with note 4.2 of the consolidated financial statements as of December 31, 2015.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Breakdown of the activities abroad

Exploration and Production

Refining, Transportation &Marketing

Gas & Power

Distribution

Assets as of 09.30.2016

6,399

955

71

873

Statement of income—Jan-Sep/2016

Sales revenues

1,078

2,325

391

2,493

Intersegments

506

1,946

20

2

Third parties

572

379

371

2,491

Gross profit (loss)

353

57

61

265

Net income (loss) before financial results and income taxes

(80
)

(7
)

37

(19
)

Net income (loss) attributable to shareholders of Petrobras

(71
)

(7
)

67

(24
)

Exploration and Production

Refining, Transportation &Marketing

Gas & Power

Distribution

Assets as of 12.31.2015

8,114

1,398

404

783

Statement of income—Jan-Sep/2015

Sales revenues

1,443

3,209

408

3,159

Intersegments

745

816

26

2

Third parties

698

2,393

382

3,157

Gross profit (loss)

491

216

70

290

Net income (loss) before financial results and income taxes

268

96

49

66

Net income (loss) attributable to shareholders of Petrobras

286

95

69

56

29.
Provisions for legal proceedings

29.1.
Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes
provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e
Regime—RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) individual actions of outsourced employees;

•

Tax claims including: (i)claims relating to Brazilian federal and state tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms.

•

Civil claims relating to: (i) losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; (ii) royalties collection over the shale extraction;
(iii) non-compliance with contractual terms relating to oil platform construction; (iv) reached and ongoing agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York and
(v) compensation relating to an easement over a property.

•

Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Provisions for legal proceedings are set out as follows:

09.30.2016

12.31.2015

Non-current liabilities

Labor claims

1,181

851

Tax claims

1,385

791

Civil claims

1,269

530

Environmental claims

60

72

Other claims

44

3

Total

3,939

2,247

09.30.2016

12.31.2015

Opening Balance

2,247

1,540

Additions

1,117

1,490

Use of provision

(198
)

(272
)

Accruals and charges

284

100

Others

(36
)

(13
)

Cumulative translation adjustment

525

(598
)

Closing Balance

3,939

2,247

29.2.
Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

09.30.2016

12.31.2015

Non-current assets

Tax

1,532

1,044

Civil

898

690

Labor

992

684

Environmental

107

78

Others

5

3

Total

3,534

2,499

29.3.
Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for
legal proceedings as of September 30, 2016, for which the possibility of loss is not considered remote are set out in the following table:

Nature

Tax

40,080

Labor

6,649

Civil—General

8,181

Civil—Environmental

2,132

Others

10

Total

57,052

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Description of tax matters

Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE),
Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

10,563

  2) Immediate deduction from the basis of calculation of taxable income (income tax—IRPJ and social contribution—CSLL) of crude oil production development costs in 2009, 2010 and 2011.

Current status: This claim involves lawsuits in administrative stages.

6,213

  3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax
Authority.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

2,949

4) Deduction from the basis of calculation of taxable income (income tax—IRPJ and social contribution—CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

2,321

  5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL).

Current status: Awaiting the hearing of an appeal at the administrative level.

2,132

6) Incidence of social security contributions over contingent bonuses paid to employees.

Current status: Awaiting the hearing of an appeal at the administrative level.

796

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to
October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.

649

Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.

1,680

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.

814

Plaintiff: States of RJ and BA Finance Departments

  10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

1,327

Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their “respective coastal waters”.

Current status: This claim involves lawsuits in administrative and judicial stages.

1,116

Plaintiff: States of SP, RS and SC Finance Departments

  12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.

Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.

820

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments

  13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company’s customers.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

734

Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments

  14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

1,037

Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments

  15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.

  Current status: This claim involves lawsuits in different administrative and judicial levels.

542

Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments

  16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.

  Current status: This claim involves several tax notices from the states in different administrative and judicial stages.

453

Plaintiff: States of RJ, SP, SE and BA Finance Departments

  17) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

405

Plaintiff: States of RJ, SP, ES and BA Finance Departments

  18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

375

  Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL AND RN Finance
Departments

  19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

308

Plaintiff: State of Pernambuco Finance Department

20) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

307

21) Other tax matters

4,539

Total for tax matters

40,080

Description of labor matters

Estimate

Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.

  1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated.

Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.

4,196

Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF

  2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.

363

Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Current status: The Superior Labor Court (“Tribunal Superior do Trabalho—TST”) unified a favorable understanding to the Company’s opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and
(ii) The Regional Labor Court (“Tribunal Regional do Trabalho—TRT”) from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

336

4) Other labor matters

1,754

Total for labor matters

6,649

Description of civil matters

Estimate

  Plaintiff: Agência Nacional de Petróleo, Gás Natural e
Biocombustíveis—ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das
Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.
On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

1,796

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities related to compliance with the oil and gas industry regulation.

  Current status: This claim involves lawsuits in different administrative and judicial stages.

1,651

Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA

3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The arbitrations in Brazil are at an early stage and a Chamber of Arbitration has not yet been established. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA (“Sete”) through communications that failed to disclose the alleged corruption scheme. The Company has been allowed a period to present its initial position before the federal court in
Washington, DC.

1,559

Plaintiff: Refinaria de Petróleo de Manguinhos S.A.

  4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.

Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company’s practices to be anti-competitive.

564

Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.

  5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.

  Current status: The arbitration panel has been established and the parties will discuss the schedule of the proceeding.

400

6) Other civil matters

2,211

Total for civil matters

8,181

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Description of environmental matters

Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR—Associação de Defesa do Meio Ambiente de Araucária, IAP—Instituto Ambiental do
Paraná and IBAMA—Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.

835

  Plaintiff: Instituto Brasileiro de Meio Ambiente—IBAMA and Ministério
Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.

382

3) Other environmental matters

915

Total for environmental matters

2,132

29.4.
Class action and related proceedings

Between December 8, 2014 and January 7, 2015, five
putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities
Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)
purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class
Period”), and were damaged thereby;

b)
purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)
purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance—PGF and the underwriters of notes issued by PGF (the “Underwriter
Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

As allowed by the judge, a second consolidated amended complaint was filed on
July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of
Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On October 1st and December 7,
2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge
ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S.
transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the
FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs
filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second
Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. The parties completed briefing the appeal on September 8, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification. While on June 24, 2016, the district judge denied the motion, on
August 2, 2016, the Second Circuit granted Defendants’ motion before it to stay all district court proceedings pending a decision on the appeal of the class certification decision. Oral argument regarding the appeal was held before the
Second Circuit on November 2, 2016.

On June 27, 2016, the parties filed motions for summary judgment. Further summary judgment briefing is stayed pursuant to the Second Circuit’s Order.

In addition to the Consolidated Securities Class Action, to date, 30 lawsuits (the “Opt-out
Claims”) have been filed by individual investors before the same judge in the SDNY (three of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the judge ordered
that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the
Second Circuit decision on August 2, 2016. On November 18, 2015, the judge ordered that any Opt-out Claim filed after December 31, 2015 will be stayed in all respects until after the completion of the trial.

In October 2016, the Company reached agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo
Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo
Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petroleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR). The terms of the settlements are confidential. The Company is also in settlement discussions with certain plaintiffs in other Opt-out Claims. Based on the settlements reached, and the status of certain other Opt-out Claims, the Company recognized a provision of US$364 at September 30, 2016.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the
Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a
U.S. firm as legal counsel and intends to defend these actions vigorously.

30.
Collateral for crude oil exploration concession agreements

The Company has granted collateral to the
Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,435 of which US$ 977 were still in force as of September 30, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 800 and bank guarantees of US$ 177.

31.
Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of September 30, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Statement of Financial Position

Notional value

Fair value Asset Position (Liability)

Maturity

09.30.2016

12.31.2015

09.30.2016

12.31.2015

Derivatives not designated for hedge accounting

Future contracts—total (*)

(808)

(5,694)

(24)

38

Long position/Crude oil and oil products

91,027

53,735

—

—

2017

Short position/Crude oil and oil products

(91,835)

(59,429)

—

—

2017

Options—total (*)

(115)

123

(1)

10

Call/Crude oil and oil products

(70)

—

—

—

2017

Put/Crude oil and oil products

(45)

123

(1)

—

2017

Forward contracts—total

3

6.3

Long position/Foreign currency forwards (BRL/USD)(**)

US$ 144

US$ 217

2

6

2016

Short position/Foreign currency forwards (BRL/USD)(**)

US$ 49

US$ 50

1

0.3

2016

Derivatives designated for hedge accounting

Swap—total

(15)

(33)

Foreign currency / Cross-currency Swap (**)

US$ 0

US$ 298

—

(16)

2016

Interest – Libor / Fixed rate (**)

US$ 371

US$ 396

(15)

(17)

2019

Total recognized in the Statement of Financial Position

(37)

21.3

(*)
Notional value in thousands of bbl.

(**)
Amounts in US$ are presented in million.

Gains/ (losses) recognized in the statement of income (*)

Gains/(losses) recognized in the Shareholders’ Equity (**)

Guarantees given as collateral

Jan-Sep/2016

Jan-Sep/2015

Jan-Sep/2016

Jan-Sep/2015

09.30.2016

12.31.2015

Commodity derivatives

(30
)

135

—

—

74

9

Foreign currency derivatives

(50
)

21

6

4

—

—

Interest rate derivatives

(6
)

(6
)

—

(3
)

—

—

(86
)

150

6

1

74

9

Cash flow hedge on exports (***)

(2,111
)

(1,304
)

13,183

(20,827
)

—

—

Total

(2,197
)

(1,154
)

13,189

(20,826
)

74

9

(*)
Amounts recognized in finance income in the period.

(**)
Amounts recognized as other comprehensive income in the period.

(***)
Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A
sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2016 is set out following:

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Financial Instruments

Risk

Probable Scenario*

Stressed Scenario (Δ of 25%)

Stressed Scenario (Δ of 50%)

Derivatives not designated for hedge accounting

Future contracts

Crude oil and oil products—price changes

—

(94
)

(188
)

Forward contracts

Foreign currency—depreciation BRL x USD

—

(24
)

(48
)

Options

Crude oil and oil products—price changes

—

(1.8
)

(3.7
)

—

(119.8
)

(239.7
)

Derivatives designated for hedge accounting

Swap

1

(2
)

(2
)

Debt

Interest—LIBOR increase

(1
)

2

2

Net effect

—

—

—

(*)
The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2016; R$ x U.S. Dollar—a 0.1% depreciation of the Real; Japanese Yen x
U.S. Dollar—a 2.7% depreciation of the Japanese Yen/LIBOR Forward Curve—a 0.07% increase throughout the curve. Source: Focus and Bloomberg.

31.1.
Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not
regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.
Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency.
The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)
Cash Flow Hedge involving the Company’s future exports

The Company designates hedging
relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

Mainly due to the decrease in international oil prices, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or did not occur in the nine-month period ended September 30, 2016. Therefore, hedging relationship was revoked and a portion was reclassified to the statement of income in the amount of US$ 271 in the nine-month period ended September 30, 2016.

The carrying amounts, the fair value as of
September 30, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.2462 exchange rate are set out below:

Hedging Instrument

Hedged Transactions

Nature of the Risk

Maturity Date

Principal Amount (US$ million)

Carrying amount as of September 30, 2016 (R$ million)

Non-derivative financial instruments (debt: principal and interest)

  Portion of highly probable   future monthly
exports revenues

  Foreign Currency   – Real vs U.S. Dollar
Spot Rate

October 2016 to March 2027

59,132

191,954

Changes in the reference value (principal and interest)

US$

R$ million

Amounts designated as of December 31, 2015

61,520

240,222

  Additional hedging relationships designated, designations revoked and hedging instruments re-designated

7,945

28,636

Exports affecting the statement of income

(2,150
)

(7,548
)

Principal repayments / amortization

(8,183
)

(28,062
)

Foreign exchange variation

—

(41,294
)

Amounts designated as of September 30, 2016

59,132

191,954

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

2016

2017

2018

2019

2020

2021

2022

2023

2024 to 2027

Average

Hedging instruments designated / Highly probable future exports (%)

38

42

85

93

84

85

80

73

80

78

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of
September 30, 2016 is set out below:

Exchange rate

Tax effect

Total

Balance at December 31, 2015

(30,739
)

10,451

(20,288
)

Recognized in shareholders’ equity

11,072

(3,764
)

7,308

Reclassified to the statement of income—occurred exports

1,840

(626
)

1,214

Reclassified to the statement of income—exports no longer expected or not occurred

271

(93
)

178

Balance at September 30, 2016

(17,556
)

5,968

(11,588
)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão –PNG), a US$ 5 reclassification adjustment from equity to the statement of income would occur.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2016 is set out below:

2016

2017

2018

2019

2020

2021

2022

2023

2024 to 2027

Total

Expected realization

(1,035
)

(4,493
)

(4,666
)

(3,195
)

(2,344
)

(1,966
)

(2,257
)

(1,064
)

3,464

(17,556
)

b)
Cash flow hedges involving swap contracts – Yen x Dollar

The Company had cross currency swap to
fix in U.S. dollars the payments related to bonds denominated in Japanese yen, which matured on September 23, 2016.The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)
Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set
out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments

Exposure at 09.30.2016

Risk

Probable Scenario (*)

Stressed Scenario (Δ of 25%)

Stressed Scenario (Δ of 50%)

Assets

3,734

Dollar/Real

4

933

1,867

Liabilities

(63,055
)

(74
)

(15,764
)

(31,527
)

Cash flow hedge on exports

59,132

69

14,783

29,566

(189
)

(1
)

(48
)

(94
)

Liabilities

(263
)

Yen/Dollar

7

(66
)

(132
)

(263
)

7

(66
)

(132
)

Assets

9

Euro/Real

—

2

5

Liabilities

(53
)

1

(13
)

(26
)

(44
)

1

(11
)

(21
)

Assets

7,093

Euro/Dollar

(151
)

1,773

3,547

Liabilities

(14,092
)

300

(3,523
)

(7,046
)

(6,999
)

149

(1,750
)

(3,499
)

Assets

3

Pound Sterling/Real

—

1

2

Liabilities

(21
)

—

(5
)

(11
)

(18
)

—

(4
)

(9
)

Assets

2,407

Pound Sterling/Dollar

(40
)

602

1,204

Liabilities

(4,752
)

79

(1,188
)

(2,376
)

(2,345
)

39

(586
)

(1,172
)

Total

(9,858
)

195

(2,465
)

(4,927
)

(*) On
September 30, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar—a 0.1% depreciation of the Real/ Japanese Yen x U.S. Dollar—a 2.7% depreciation of the Japanese Yen/ Euro x U.S. Dollar: an 2.1%
depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.7% depreciation of the Pound Sterling/ Real x Euro—a 2% appreciation of the Real / Real x Pound Sterling— 1.5% appreciation of the Real. Source: Focus and Bloomberg.

31.3.
Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

31.4.
Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the
Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets.
Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and
Brazilian banks.

31.5.
Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, optimization of the level of cash and cash equivalents held and reduction of the working capital; maintaining an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in funding sources from domestic and international markets, developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

Until the end of the third quarter of 2016, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. The Company raised approximately US$ 11.3 billion through proceeds from long-term financing (mainly from the international capital markets), of which US$ 9.3 billion were used to repurchase global notes previously issued.

A term sheet signed in first quarter of 2016 with the China Development
Bank CDB to obtain US$ 10 billion through financing agreements is still being negotiated.

A maturity schedule of the Company’s finance debt
(undiscounted), including face value and interest payments is set out following:

Maturity

2016

2017

2018

2019

2020

2021 and thereafter

Balance at September 30, 2016

Balance at December 31, 2015

Principal

3,664

7,862

13,514

21,370

16,599

60,701

123,710

127,354

Interest

2,098

7,130

6,756

5,884

4,533

34,926

61,326

59,038

Total

5,762

14,992

20,270

27,254

21,132

95,627

185,036

186,392

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

32.
Fair value of financial assets and liabilities

Fair values are determined based on market prices, when
available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-
Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-
Level 3: inputs are unobservable inputs for the asset or liability.

Fair value measured based on

Level I

Level II

Level III

Total fair value recorded

Assets

Marketable securities

785

—

—

785

Foreign currency derivatives

—

3

—

3

Balance at September 30, 2016

785

3

—

788

Balance at December 31, 2015

833

6.3

—

839.3

Liabilities

Commodity derivatives

(25
)

—

—

(25
)

Interest derivatives

—

(15
)

—

(15
)

Balance at September 30, 2016

(25
)

(15
)

—

(40
)

Balance at December 31, 2015

—

(33
)

—

(33
)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of September 30, 2016, computed based on the prevailing market rates is set out in note
16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

33.
Subsequent events

Voluntary Separation Incentive Plan (PIDV) – PIDV BR 2016

On October 11, 2016, the Company’s wholly-owned subsidiary Petrobras Distribuidora S.A. launched a new voluntary separation incentive plan (PIDV BR
2016) in order to adjust the size of its workforce taking into account the divestment program and also the 2017-2021Business and Management Plan goals, also considering the expectation of the employees, safeguard of knowledge and the ability to continue as a going concern.

Irrespective of position or eligibility to retire under the Brazilian Social Security National Institute rules, the PIDV BR
2016 will be open from November 1st, 2016 to December 31, 2016 for all employees of at least ten years in this subsidiary workforce by December 30, 2016. It is expected 499 employee enrollments in this program and its implementation will costs approximately US$ 64 due to this expectation.

  Petróleo Brasileiro S.A. – Petrobras
 Notes to the financial statements   (Expressed in millions of US
Dollars, unless otherwise indicated)

New diesel and gasoline pricing policy

On October 14, 2016, the board of executive officers of the Company approved the implementation of a new pricing policy for diesel and gasoline commercialized in its refineries. This pricing policy considers the following principles: the alignment with international prices (Import Parity Price—IPP), a margin reflecting the risks related to the operations, and also related taxes.

This policy foresees prices reviews, at least once a month, following international prices trends. Accordingly, refinery gate prices may increase, decrease or even be maintained.

Disposal of Nansei Seikyu (NSS)

On October 17, 2016 the Company’s Board of Directors approved the disposal of the Company’s interest in Nansei Seikyu (NSS) to Taiyo Oil Company in the amount of US$ 129.3. This amount will be totally disbursed pursuant to the transaction closing expected to occur in December 2016.

Share
Capital increase in NTS

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved the proposal of its share capital increase in the amount of US$ 711, based on independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary TAG. This capital increase approval depended on ANP permission through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

Share
capital reduction in TAG

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved its share capital reduction, via capital surplus, in the amount of its investment in NTS (US$ 800) and transfer of all its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to Permissions of Provisional Operation (Autorizações de
Operação Provisórias) issued by ANP.

Funding through banking market (Banco Santander Brasil S.A.)

On October 28, 2016, the wholly-owned subsidiary Petrobras Global Trading B.V. – PGT raised funds through an unsecured loan with Banco Santander
(Brasil) S.A. in the amount of US$ 1.2 billion and maturing in 2023.

The proceeds will be used to pay an existing debt, maturing in 2017 and amounting to
US$ 800, with this financial institution. The remaining amount has already been used to prepay other bank debts.

34.
Information Related to Guaranteed Securities Issued by Subsidiaries

34.1.
Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A.—Petrobras fully and
unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:

/s/ Ivan de Souza Monteiro

  Name: Ivan de Souza Monteiro
Title: Chief Financial Officer and Investor Relations Officer

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

November 10, 2016

Commissioners:

We are aware that our report dated November 10, 2016 on our review of interim financial information of Petróleo Brasileiro S.A. – Petrobras, for the nine month periods ended September 30, 2016 and 2015, included in the Company’s quarterly report on Form 6-K for the quarter ended September 30, 2016 and 2015, is incorporated by reference in the Registration Statement on Form
F-3 (No. 333-206660) of the Company, dated August 28, 2015.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro – Brazil

(DC2) Uso Restrito
na PwC– Confidencial